

November 19, 2013

Via E-mail
Dr. Horst Reinhardt
Managing Director
Landwirtschaftliche Rentenbank
Hochstrasse 2
60313 Frankfurt am Main
Germany

> **Re: Landwirtschaftliche Rentenbank**
> **Form 18-K for Fiscal Year Ended December 31, 2012, as amended**
> **Filed May 22 and September 6, 2013**
> **File No. 333-13710**

Dear Dr. Reinhardt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 18-K

1. Please expand your disclosure regarding flooding during the first six months of 2013 to discuss any material effect that the flooding may have on your results of operations or liquidity.

Form 18-K

Supplementary Information on Consolidated Funded Debt, page 115

2. Provide disclosure for each issuance of debt instead of presenting summary data. Refer to paragraph (3) of Schedule B.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Bavaria

Ellie Bavaria
Special Counsel

cc: Krystian Czerniecki, Esq.
        Sullivan & Cromwell LLP